2026 First Quarter Report

Contrarian. Innovative. Aligned.

Table of Contents

Letter to shareholders    2
Management's Discussion and Analysis    5
Consolidated Financial Statements    24
Notes to the Consolidated Financial Statements    29

Dear fellow shareholders,

Q1 2026 and YTD Review

Sprott’s Assets Under Management (“AUM”) were $65.1 billion as at March 31, 2026, up 9% from $59.6 billion as at December 31, 2025. During the quarter we reported $1.7 billion in net sales. Subsequent to quarter-end, as at May 1, 2026, AUM was $65.5 billion, up 1% from March 31, 2026.
Net income for the quarter was $29.2 million ($1.13 per share), up $17.3 million from $12 million ($0.46 per share) for the quarter ended March 31, 2025. Our net income performance was primarily due to higher average AUM in our exchange listed products and managed equities segments and carried interest crystallization in our private strategies segment. These increases were partially offset by higher stock-based compensation expense as a result of the Company's stock price appreciating 46% in the quarter, compared to 6% in the first quarter of last year.
Adjusted EBITDA was $57.9 million ($2.25 per share) for the quarter, up $36 million from $21.9 million ($0.85 per share) for the quarter ended March 31, 2025. Adjusted EBITDA in the quarter benefited from higher average AUM on market value appreciation and inflows to our physical trusts and ETFs, as well as higher average AUM in our managed equities products.

Precious Metals

The first quarter of 2026 was exceptionally volatile for gold. After a powerful rally to new all‑time highs in January, driven by numerous headlines (Jerome Powell criminal indictment, Venezuela, Greenland), positioning and momentum became increasingly stretched. On January 29, the market tipped, triggering gold’s largest one‑day decline in over four decades as systematic strategies, Commodity Trading Advisor ("CTAs"), and leveraged investors rapidly unwound crowded positions. The correction proved brief. Gold rebounded sharply through February, rising from $4,663 to over $5,300 by early March.

That recovery, however, was abruptly interrupted by the escalation of conflict in the Middle East. The U.S.-Israel strike on Iran and the subsequent closure of the Strait of Hormuz triggered a global liquidity event rather than a conventional risk‑off response. In a scramble to raise cash amid surging cross‑asset volatility, investors sold their most liquid and successful holdings, and gold was no exception. Compounding the move, central bank and sovereign demand, particularly from the Gulf states, temporarily stalled amid disruptions to oil revenues. In some cases, reserves were drawn down to fund fiscal and defense needs.

As a result, gold fell sharply in March, briefly breaking below $4,100 per ounce in thin trading before stabilizing. Importantly, the decline reflected liquidity‑driven deleveraging and a pause in reserve‑flow demand, not a failure of gold’s underlying investment thesis as a safe haven reserve asset. Historically, similar episodes in 2008 and 2020 preceded powerful advances once forced selling subsided. While near-term volatility remains elevated, the structural foundations of gold’s bull market remain intact in the face of strain from unsustainably high debt and fiscal deficits, growing debasement resulting from fiscal dominance, and an evolving global reserve system. Gold has since stabilized, trading in the $4,600 range.

Silver followed a similar, although more dramatic, trajectory to gold during the quarter. Silver is historically the more volatile metal and it lived up to its reputation in the early months of 2026. After spending the first half of 2025 trading in the mid-$30 per ounce range, silver broke out in the second half of the year to close at $71.47. Rather than slowing down in January, silver’s ascent continued as speculators piled into the trade and drove the metal to its historic high of $122 in January. When precious metals corrected in late January, silver gave back most of its 2026 gains, falling 38% peak-to- trough. While prices have recovered somewhat and silver is currently trading in the $74 range, silver has not bounced back as well as gold. Silver, both a precious metal and a critical material, is entering the sixth year of a structural supply deficit. We are optimistic about silver’s long-term prospects as it has come off its highs and is a long way from an inflation adjusted peak.

2

Critical Materials

Critical materials investments performed well during the first quarter, highlighting the benefits of our increasingly balanced AUM mix between precious metals and critical materials investments. During the quarter our critical materials strategies accounted for 96% of our net sales. Geopolitics continued to be a key performance driver of the sector as the focus shifted from price sensitivity to security of supply. Uranium is poised to be one of the main beneficiaries of this shift and spot prices stabilized in the US$88–92/lb range. Uranium equities outperformed all other critical materials subsectors in the first three months of 2026. Copper prices reached multi-year highs during the quarter before pulling back at the beginning of the U.S.-Iran War. Rare earths benefited from government initiatives, such as “Project Vault”, designed to build strategic reserves of critical materials. Further support has come from discussions on how to increase domestic production, including price floors, government funding and offtake guarantees.

Physical Trusts

The wild swings in gold and silver prices contributed to a volatile quarter for our precious metals physical trusts. The Sprott Physical Gold Trust (“PHYS”) gained 7.9% on the quarter and reported $10 million in net redemptions; the Sprott Physical Silver Trust (“PSLV”) gained 4.5% with $587 million in net sales; and the Sprott Physical Platinum and Palladium Trust (“SPPP”) returned -6.6% with flat net sales for the period.

The Sprott Physical Uranium Trust (“SPUT”) gained 2.5% in the first quarter and reported $562 million in net sales.

This week, the Sprott Physical Copper Trust, the world’s only physical copper fund, began trading on the New York Stock Exchange under the symbol (“SCOP”). Concurrent with the new listing, the trust also announced an enhanced redemption feature which allows for monthly physical redemptions. We expect both developments to broaden the trust’s appeal to a wider range of investors.

ETFs

Our critical materials strategies have performed well in 2026, despite the turmoil in the broader markets. On a year-to-date basis, we have generated net sales in 12 different critical materials strategies. In April, we introduced our latest critical materials fund, the Sprott Rare Earths Ex-China ETF ("REXC"). It is the only ETF focused on companies that generate a majority of revenue from the mining, separation, refining and processing of rare earths. We are very pleased with the early response to this new offering which has struck a chord with investors as shown by its early growth and trading volumes.

Managed Equities

Our managed equities strategies continued to perform well amidst heightened global volatility. Our flagship Sprott Gold Equity Fund gained 5.5% during the quarter, delivering solid relative performance despite more moderate returns compared to prior quarters. While generalist allocations to mining equities remain restrained, we believe this disconnect is increasingly difficult to sustain as fundamentals remain intact. Our portfolios are positioned in disciplined operators with strong balance sheets and a focus on activities that add value independent of the commodity price. As investors reassess concentration risk in large‑cap technology stocks, we see a favorable backdrop for renewed interest in actively managed mining equity strategies over time.

3

Outlook

In our year-end letter we predicted “more of the same volatility experienced in 2025” and that “there will be more turbulence on the world stage as geopolitical conflicts continue with some new adventures in Venezuela and Greenland thrown into the mix.” We did not imagine that a hot war in Iran, a fight with the Pope and threats of the U.S. leaving NATO would all be part of that mix. But here we are, 10 weeks into a war with Iran, with the Strait of Hormuz closed and global economies struggling with supply chain disruptions reminiscent of the COVID shutdown six years ago. Equity, fixed income and currency markets are fixated on the daily game show, “Deals and Deadlines,” somewhat of their own scripting. Markets go up and we get a new adventure. Markets go down and we back off and extend deadlines. It is as if financial markets are now driving geopolitics as opposed to reflecting future fundamentals.

Wars are inflationary. The destruction of productive assets and their eventual replacement always levy an economic cost, which is permanent. Like the inflationary effects of COVID and tariffs last year, these higher costs are being described as transitory. We are not so sure and wonder how many more transitory inflation events it will take before the world wakes up to the likelihood that we have entered a regime of structurally higher inflation due to de-globalization and de-dollarization.

We think there is a high probability we are headed for a period of 1970s-style stagflation. While there are some differences to be sure, history often does rhyme. While the United States is now theoretically energy independent, it remains reliant on a range of critical materials where the Gulf states play an increasingly influential role. Energy is priced globally, as are fertilizer, aluminum, plastics, helium and many other products sourced from the Middle East and transported through the Strait of Hormuz. We don’t believe the markets have discounted the damage to the global economy that has already occurred, let alone the possibility the conflict will continue. A big difference today compared with the 1970s is that developed economies are four times as levered in terms of debt-to-GDP. In the 1970s, the U.S. debt-to-GDP ratio was under 35%. In recent years that number has risen to 120%. As a result, we are now 3.5 times levered to price changes and thus smaller moves now have a vastly magnified impact. The situation in some other major economies is even worse. Japan’s debt-to-GDP ratio is 237%! In the current environment, smaller price changes can have a bigger impact on margined economies. Do not be surprised to see the Misery Index (unemployment rate plus inflation rate) re-appear in media coverage.

While we are clearly facing an uncertain future, one thing appears clear to us: The case for precious metals and critical materials investments has only been strengthened by recent events. As noted above, the structural drivers of the precious metals bull market remain firmly intact. The closing of the Strait of Hormuz has shown global governments that they can no longer be complacent about resource security. Iran has demonstrated that one rogue actor can shut down global supply chains and cause long-lasting damage to critical infrastructure. We expect there to be a renewed focus on stockpiling critical materials to ensure access during periods of disruption and a longer-term focus on building out reliable domestic energy sources such as nuclear power.

Despite the noise, we are confident that Sprott’s core themes are poised to continue their recent outperformance. The entire team remains focused on creating value for our clients and shareholders. As always, we are grateful for your support and look forward to reporting to you on our progress in the quarters ahead.

Sincerely,
Whitney George
Chief Executive Officer

4

Management's Discussion and Analysis

Three months ended March 31, 2026

5

Forward looking statements
Certain statements in this Management's Discussion & Analysis ("MD&A"), and in particular the "Outlook" section, contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the foregoing, this MD&A contains Forward-Looking Statements pertaining to: (i) our positioning will benefit from a highly compelling environment for precious metals, critical materials and their related equities; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although Sprott Inc. (the "Company") believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of public health outbreaks; and (v) those assumptions disclosed herein under the heading "Critical Accounting Estimates and significant judgments". Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange ("FX") risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favorable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's private strategies business; (xxvii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 18, 2026; and (xxviii) those risks described under the headings "Managing Financial Risk" and "Managing Non-Financial Risk" in this MD&A. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the board of directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

Management's discussion and analysis
This MD&A of financial condition and results of operations, dated May 5, 2026, presents an analysis of the consolidated financial condition of the Company and its subsidiaries as at March 31, 2026, compared with December 31, 2025, and the consolidated results of operations for the three months ended March 31, 2026, compared with the three months ended March 31, 2025. The board of directors of the Company approved this MD&A on May 5, 2026. All note references in this MD&A are to the notes to the Company's March 31, 2026 interim condensed consolidated financial statements ("interim financial statements"), unless otherwise noted. The Company was incorporated under the Business Corporations Act (Ontario) on February 13, 2008.
Presentation of financial information
The interim financial statements, including the required comparative information, have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") in effect as at March 31, 2026, specifically, IAS 34 Interim Financial Reporting. Financial results, including related historical comparatives contained in this MD&A, unless otherwise specified herein, are based on the annual financial statements. While the Company's primary transactional currency and presentation currency is the U.S. dollar, IFRS requires that the Company measure its foreign exchange gains and losses through its consolidated statements of operations and comprehensive income using the Canadian dollar as its functional currency. Accordingly, all dollar references in this MD&A are in U.S. dollars. The use of the term "prior period" refers to the three months ended March 31, 2025.

6

Key performance indicators and non-IFRS and other financial measures
The Company measures the success of its business using a number of key performance indicators that are not measurements in accordance with IFRS and should not be considered an alternative to net income (loss) or any other measure of performance under IFRS. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures, please see page 11 of this MD&A.
Assets under management
Assets under management ("AUM") refers to the total net assets managed by the Company through its various investment product offerings and managed accounts.
Net inflows
Net inflows result in changes to AUM, and as such, have a direct impact on the revenues and earnings of the Company. They are described individually below:
Trust unit issuances and exchange traded funds ("ETF") unit ‘creations’
The primary way in which inflows arise in our exchange listed products segment is through: (1) units of our physical trusts being issued through at-the-market (“ATM”) transactions and, secondary public and private offerings; and (2) new 'creations' of ETF units.
Net sales
Fund sales (net of redemptions) are the primary manner in which inflows arise in our managed equities segment.
Net capital calls
Capital calls, net of capital distributions ("net capital calls") are the primary manner in which inflows arise in our private strategies segment.
Other net inflows
Other net inflows arise from: (1) fund acquisitions; (2) new fund launches; (3) fund closures; and (4) committed capital to private fund strategy earning a commitment fee.
Net fees
Net fees are calculated as: (1) total management fees net of fund expenses and direct payouts; and (2) carried interest and performance fees, net of their related payouts. Net fees is a key revenue indicator as it represents revenue contributions after directly associated costs in managing our AUM.
Net commissions
Net commissions are calculated as total commissions, net of commission expenses. Net commissions primarily arise from the purchase and sale of critical materials in our exchange listed products segment.
Net revenues
Net revenues are calculated as the total of: (1) net fees, excluding carried interest and performance fees, net of their related payouts; (2) net commissions; (3) finance income; and (4) co-investment income.
Net compensation & net compensation ratio
Net compensation is calculated as total compensation expense before: (1) commission expenses paid to employees; (2) direct payouts to employees; (3) carried interest and performance fee payouts to employees; (4) severance and new hire accruals; and (5) impact of market value fluctuations and graded vesting amortization on cash-settled equity plans. Net compensation ratio is calculated as net compensation divided by net revenues.
Total shareholder return
Total shareholder return is the financial gain (loss) that results from a change in the Company's share price, plus any dividends paid over the period.
Liquid co-investments
Liquid co-investments are the Company's co-investments that can be monetized in less than 90 days.

7

EBITDA, adjusted EBITDA and adjusted EBITDA margin
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA further adjusts for items noted in the below reconciliation table. Adjusted EBITDA margin is calculated as adjusted EBITDA divided by net revenues.
EBITDA, adjusted EBITDA and adjusted EBITDA margin are measures commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted EBITDA metric results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures. Adjusted EBITDA margin is a key indicator of the Company’s profitability on a per dollar of revenue basis, and as such, is commonly used in the financial services sector by analysts, investors and management.
Neither EBITDA, adjusted EBITDA, or adjusted EBITDA margin have a standardized meaning under IFRS. Consequently, they should not be considered in isolation, nor should they be used in substitute for measures of performance prepared in accordance with IFRS.
The following table outlines how our EBITDA, adjusted EBITDA and adjusted EBITDA margin measures are determined:

	3 months ended

(In thousands $)	Mar. 31, 2026	Mar. 31, 2025
Net income for the period	29,218	11,957
Net income margin (1)	20%	28%
Adjustments:
Interest expense	301	280
Provision for income taxes	12,722	3,795
Depreciation and amortization	689	541
EBITDA	42,930	16,573
Adjustments:
(Gain) loss on investments (2)	(873)	(1,534)
Stock-based compensation (3)	34,730	6,256
Foreign exchange (gain) loss	(401)	554
Severance, new hire accruals and other	169	52
Carried interest and performance fees	(52,033)	—
Carried interest and performance fee payouts - internal	31,121	—
Carried interest and performance fee payouts - external	2,247	—
Adjusted EBITDA	57,890	21,901
Adjusted EBITDA margin	72%	59%
(1) Calculated as IFRS net income divided by IFRS total revenue.
(2) This adjustment removes the income effects of gains or losses on short-term investments, co-investments, and private holdings to ensure the reporting objectives of our adjusted EBITDA metric are met.
(3) The increase in the quarter was primarily due to the Company's "cash-settled" stock-based compensation plan which requires mark-to-market accounting under IFRS 2. This led to market value fluctuations that were driven by NYSE:SII being up 46% in the quarter, compared to 6% in the first quarter of last year.

8

Business overview
Our reportable operating segments are as follows:

For a detailed account of the underlying principal subsidiaries within our reportable operating segments, refer to the Company's Annual Information Form and Note 2 of the annual audited financial statements.

9

Business highlights
Subsequent to quarter-end, on April 15, 2026, the Company launched a new critical materials ETF, Sprott Rare Earths Ex-China ETF ("REXC"), the only ETF providing focused exposure to rare earths companies outside of China.

Subsequent to quarter-end, on May 4, 2026, the Sprott Physical Copper Trust began trading on the New York Stock Exchange under the symbol ("SCOP"). Concurrent with the new listing, the trust also announced an enhanced redemption feature which allows for monthly physical redemptions. We expect both developments to broaden the trust's appeal to a wider range of investors.
Subsequent to quarter-end, as at May 1, 2026, AUM was $65.5 billion, up 1% from $65.1 billion as at March 31, 2026. Our performance subsequent to quarter-end was the result of $0.3 billion of market value appreciation and $0.2 billion in net inflows, primarily in our exchange listed products.

10

Results of operations
Summary financial information

(In thousands $)	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Management fees	81,538	63,818	50,710	44,446	39,989	41,441	38,968	38,325
Fund expenses	(3,452)	(3,304)	(2,778)	(2,699)	(2,464)	(2,708)	(2,385)	(2,657)
Direct payouts	(2,987)	(2,247)	(1,871)	(1,709)	(1,602)	(1,561)	(1,483)	(1,408)
Carried interest and performance fees	52,033	38,104	1,757	14,807	—	2,511	4,110	698
Carried interest and performance fee payouts - internal	(31,121)	(15,465)	(690)	(1,298)	—	(830)	—	(251)
Carried interest and performance fee payouts - external	(2,247)	—	—	—	—	—	—	—
Net fees	93,764	80,906	47,128	53,547	35,923	38,853	39,210	34,707
Commissions	5,822	2,655	3,816	1,725	286	819	498	3,332
Commission expense - internal	(71)	(275)	(329)	(180)	(52)	(146)	(147)	(380)
Commission expense - external	(2,791)	(1,143)	(1,801)	(779)	(47)	(290)	(103)	(1,443)
Net commissions	2,960	1,237	1,686	766	187	383	248	1,509
Finance income	2,481	2,464	1,583	1,213	1,402	1,441	1,574	4,084
Co-investment income	205	198	234	280	151	296	418	416
Less: Carried interest and performance fees (net of payouts)	(18,665)	(22,639)	(1,067)	(13,509)	—	(1,681)	(4,110)	(447)
Total net revenues (1)	80,745	62,166	49,564	42,297	37,663	39,292	37,340	40,269
Add: Carried interest and performance fees	52,033	38,104	1,757	14,807	—	2,511	4,110	698
Gain (loss) on investments	873	4,195	7,012	2,703	1,534	(3,889)	937	1,133
Fund expenses	3,452	3,304	2,778	2,699	2,464	2,708	2,385	2,657
Direct payouts	2,987	2,247	1,871	1,709	1,602	1,561	1,483	1,408
Commission expense - internal/external	2,862	1,418	2,130	959	99	436	250	1,823
Total revenues	142,952	111,434	65,112	65,174	43,362	42,619	46,505	47,988
Compensation	86,071	61,329	38,550	33,825	19,597	19,672	18,547	19,225
Direct payouts	(2,987)	(2,247)	(1,871)	(1,709)	(1,602)	(1,561)	(1,483)	(1,408)
Carried interest and performance fee payouts - internal	(31,121)	(15,465)	(690)	(1,298)	—	(830)	—	(251)
Commission expense - internal	(71)	(275)	(329)	(180)	(52)	(146)	(147)	(380)
Severance, new hire accruals and other	(169)	(125)	(111)	(32)	(52)	(166)	(58)	—
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (2)	(27,988)	(22,351)	(16,598)	(12,758)	(412)	71	(114)	(252)
Net compensation	23,735	20,866	18,951	17,848	17,479	17,040	16,745	16,934
Net compensation ratio	29%	34%	39%	43%	47%	44%	46%	44%

Direct payouts	2,987	2,247	1,871	1,709	1,602	1,561	1,483	1,408
Carried interest and performance fee payouts - internal	31,121	15,465	690	1,298	—	830	—	251
Commission expense- internal	71	275	329	180	52	146	147	380
Severance, new hire accruals and other	169	125	111	32	52	166	58	—
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans (2)	27,988	22,351	16,598	12,758	412	(71)	114	252
Fund expenses (3)	3,452	3,304	2,778	2,699	2,464	2,708	2,385	2,657
Carried interest and performance fee payouts - external (3)	2,247	—	—	—	—	—	—	—
Commission expense- external (3)	2,791	1,143	1,801	779	47	290	103	1,443
Selling, general, and administrative ("SG&A")	5,862	5,053	4,473	4,825	4,127	4,949	4,612	5,040
Interest expense	301	395	261	286	280	613	933	715
Depreciation and amortization	689	652	647	637	541	600	502	568
Foreign exchange (gain) loss	(401)	1,080	(666)	3,263	554	(2,706)	1,028	122
Other (income) and expenses	—	—	—	—	—	—	—	(580)
Total expenses	101,012	72,956	47,844	46,314	27,610	26,126	28,110	29,190
Net income	29,218	28,728	13,159	13,501	11,957	11,680	12,697	13,360
Net income per share	1.13	1.11	0.51	0.52	0.46	0.46	0.50	0.53
Adjusted EBITDA	57,890	42,130	31,916	25,453	21,901	22,362	20,675	22,375
Adjusted EBITDA per share	2.25	1.63	1.24	0.99	0.85	0.88	0.81	0.88
Total assets	504,271	525,779	466,169	439,429	386,131	388,798	412,477	406,265
Total liabilities	124,225	158,534	121,441	93,955	59,986	65,150	82,198	90,442
Total AUM	65,071,077	59,605,519	49,088,162	40,040,822	35,076,761	31,535,062	33,439,221	31,053,136
Average AUM	69,316,718	53,216,229	42,346,242	37,580,867	33,265,327	33,401,157	31,788,412	31,378,343
(1) Prior period net revenues include the following revenues from non-reportable segments: Q4 2024 - $406; Q3 2024 - $497; and Q2 2024 - $650 and fund expense recoveries: Q4 2025- $469; Q3 2025 - $386; Q2 2025 - $327; Q1 2025 - $279; Q4 2024 - $280; Q3 2024 - $275; and Q2 2024 - $260.
(2) The increase in the quarter was primarily due to the Company's "cash-settled" stock-based compensation plan which requires mark-to-market accounting under IFRS 2. This led to market value fluctuations that were driven by NYSE:SII being up 46% in the quarter.
(3) Together, fund expenses, carried interest and performance fee payouts - external and commission expense - external are included in "Fund expenses" on the income statement.

11

AUM summary
AUM was $65.1 billion as at March 31, 2026, up 9% from $59.6 billion as at December 31, 2025. On a three months ended basis, we benefited from market value appreciation across a majority of our fund products and positive net inflows to our exchange listed products. Subsequent to quarter-end, as at May 1, 2026, AUM was $65.5 billion, up 1% from $65.1 billion as at March 31, 2026. Our performance subsequent to quarter-end was the result of $0.3 billion of market value appreciation and $0.2 billion in net inflows, primarily in our exchange listed products.

3 months results

(In millions $)	AUM Dec. 31, 2025	Net inflows (1)	Market value changes	Other net inflows (1)	AUM Mar. 31, 2026	Net management fee rate (2)

Exchange listed products
- Precious metals physical trusts and ETFs
- Physical Gold Trust	15,976	(10)	1,309	—	17,275	0.35%
- Physical Silver Trust	15,109	587	649	—	16,345	0.45%
- Physical Gold and Silver Trust	9,065	(334)	631	—	9,362	0.40%
- Precious Metals ETFs	1,654	118	52	—	1,824	0.45%
- Physical Platinum & Palladium Trust	773	—	(51)	—	722	0.50%
	42,577	361	2,590	—	45,528	0.40%

- Critical materials physical trusts and ETFs
- Physical Uranium Trust	6,158	562	124	—	6,844	0.31%
- Critical Materials ETFs	2,950	1,018	216	—	4,184	0.57%
- Physical Copper Trust	131	57	(8)	—	180	0.33%
	9,239	1,637	332	—	11,208	0.41%

Total exchange listed products	51,816	1,998	2,922	—	56,736	0.40%

Managed equities (3)	5,656	(106)	782	—	6,332	0.80%

Private strategies	2,134	(178)	47	—	2,003	0.85%

Total AUM (4)	59,606	1,714	3,751	—	65,071	0.45%

(1) See "Net inflows" and "Other net inflows" in the key performance indicators and non-IFRS and other financial measures section of this MD&A.
(2) Net management fee rate represents the weighted average fees for all funds in the category, net of fund expenses.
(3) Managed equities is made up of primarily precious metal strategies (49%), high net worth managed accounts (46%) and U.S. value strategies (5%).
(4) No performance fees are earned on exchange listed products. Certain managed equities and private strategies products earn either performance fees based on returns above relevant benchmarks or earn carried interest calculated as a predetermined net profit over a preferred return.

12

Key revenue lines
Management, carried interest and performance fees
Management fees were $81.5 million for the quarter, up $41.5 million from $40 million for the quarter ended March 31, 2025. Carried interest and performance fees were $52 million in the quarter, up $52 million from $nil for the quarter ended March 31, 2025. Net fees were $93.8 million for the quarter, up $57.8 million from $35.9 million for the quarter ended March 31, 2025. Our revenue performance in the quarter was positively impacted by higher average AUM on market value appreciation and inflows to our physical trusts and ETFs, as well as higher average AUM in our managed equities products. Additionally, we benefited from carried interest crystallization in our private strategies segment and performance fee crystallization in our managed equities segment.
Commission revenues
Commission revenues were $5.8 million for the quarter, up $5.5 million from $0.3 million for the quarter ended March 31, 2025. Net commissions were $3 million for the quarter, up $2.8 million from $0.2 million for the quarter ended March 31, 2025. Commission revenue increased in the quarter due to higher ATM activity predominantly within our physical uranium trust, and to a lesser degree, in our physical copper trust.
Finance income
Finance income was $2.5 million for the quarter, up $1.1 million or 77% from $1.4 million for the quarter ended March 31, 2025. The increase in the quarter was due to higher income generated in co-investments made in our private strategies segment and increased interest income on higher cash balances.

Key expense lines
Compensation
Net compensation expense was $23.7 million for the quarter, up $6.3 million or 36% from $17.5 million for the quarter ended March 31, 2025. The increase in the quarter was primarily due to higher incentive compensation on increased net fee generation. Our net compensation ratio was 29% in the quarter (March 31, 2025 - 47%).
Stock-based compensation expense was $34.7 million for the quarter, up $28.5 million from $6.3 million for the quarter ended March 31, 2025. The increase in the quarter was due to the Company's stock price appreciating 46% in the quarter, compared to 6% in the first quarter of last year. The Company issued 276,943 RSUs this year, down 72% from 976,550 RSUs in 2025.
SG&A
SG&A expense was $5.9 million for the quarter, up $1.7 million or 42% from $4.1 million for the quarter ended March 31, 2025. The increase in the quarter was due to higher marketing and professional services costs.
Earnings
Net income for the quarter was $29.2 million ($1.13 per share), up $17.3 million from $12 million ($0.46 per share) for the quarter ended March 31, 2025. Our net income performance was primarily due to higher average AUM in our exchange listed products and managed equities segments and carried interest crystallization in our private strategies segment. These increases were partially offset by higher stock-based compensation expense as a result of the Company's stock price appreciating 46% in the quarter, compared to 6% in the first quarter of last year.
Adjusted EBITDA was $57.9 million ($2.25 per share) for the quarter, up $36 million from $21.9 million ($0.85 per share) for the quarter ended March 31, 2025. Adjusted EBITDA in the quarter benefited from higher average AUM on market value appreciation and inflows to our physical trusts and ETFs, as well as higher average AUM in our managed equities products.

13

Additional revenues and expenses
Investment gains were $0.9 million for the quarter, down $0.7 million or 43% from investment gains of $1.5 million for the quarter ended March 31, 2025. Investment gains in the quarter were mainly driven by market value appreciation of our co-investments.
Depreciation of property and equipment was $0.7 million for the quarter, up $0.1 million or 27% from $0.5 million for the quarter ended March 31, 2025. The increase was due to depreciation of leasehold improvements.
Balance sheet
Total assets were $504.3 million, down $21.5 million or 4% from $525.8 million as at December 31, 2025. The decrease was primarily due to the reduction in our other assets. Total liabilities were $124.2 million, down $34.3 million or 22% from $158.5 million as at December 31, 2025. The decrease was primarily due to lower compensation payable. Total shareholder's equity was $380 million, up $12.8 million or 3% from $367.2 million as at December 31, 2025.

14

Reportable operating segments
Exchange listed products

	3 months ended

(In thousands $)	Mar. 31, 2026	Mar. 31, 2025

Management fees	63,388	28,184
Fund expenses	(2,577)	(1,838)
Net fees	60,811	26,346

Commissions	5,511	—
Commission expense - external	(2,755)	—
Net commissions	2,756	—
Total net revenues	63,567	26,346
Gain (loss) on investments	(1,222)	959
Fund expenses	2,577	1,838
Commission expense - external	2,755	—
Total revenues	67,677	29,143

Net compensation	8,143	4,898
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans	6,537	62
Fund expenses	2,577	1,838
Commission expense - external	2,755	—
SG&A	2,772	1,322
Interest expense	47	45
Depreciation and amortization	38	32
Foreign exchange (gain) loss	(902)	397
Total expenses	21,967	8,594

Income before income taxes	45,710	20,549
Adjusted EBITDA	54,507	21,655
Adjusted EBITDA margin	86%	82%

Total AUM	56,735,791	29,513,819
Average AUM	60,886,379	27,844,748

3 months ended
Income before income taxes was $45.7 million for the quarter, up $25.2 million from $20.5 million for the quarter ended March 31, 2025. Our earnings in the quarter benefited from higher average AUM on market value appreciation and inflows to our physical trusts and ETFs. These increases were partially offset by higher stock-based compensation expense as a result of the Company's stock price appreciating 46% in the quarter, compared to 6% in the first quarter of last year.

Adjusted EBITDA was $54.5 million for the quarter, up $32.9 million from $21.7 million for the quarter ended March 31, 2025. Our adjusted EBITDA in the quarter benefited from higher average AUM on market value appreciation and inflows to our physical trusts and ETFs.

15

Managed equities

	3 months ended

(In thousands $)	Mar. 31, 2026	Mar. 31, 2025

Management fees	14,034	7,310
Fund expenses	(825)	(572)
Direct payouts	(2,531)	(1,167)
Carried interest and performance fees	255	—
Carried interest and performance fee payouts - internal	(120)	—
Net fees	10,813	5,571

Finance income	270	49
Less: Carried interest and performance fees (net of payouts)	(135)	—
Total net revenues (1)	10,948	5,620
Add: Carried interest and performance fees	255	—
Gain (loss) on investments	1,079	1,425
Fund expenses	825	572
Direct payouts	2,531	1,167
Total revenues	15,638	8,784

Net compensation	4,589	3,644
Direct payouts	2,531	1,167
Carried interest and performance fee payouts - internal	120	—
Severance, new hire accruals and other	169	52
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans	2,414	32
Fund expenses	825	572
SG&A	1,328	890
Interest expense	63	65
Depreciation and amortization	107	95
Foreign exchange (gain) loss	(718)	118
Total expenses	11,428	6,635

Income before income taxes	4,210	2,149
Adjusted EBITDA	5,597	1,893
Adjusted EBITDA margin	51%	35%

Total AUM	6,332,318	3,377,810
Average AUM	6,320,570	3,133,891
(1) Prior period net revenues include fund expense recoveries of $279.
3 months ended
Income before income taxes was $4.2 million for the quarter, up $2.1 million or 96% from $2.1 million for the quarter ended March 31, 2025. Our earnings in the quarter benefited from higher average AUM on market value appreciation across the majority of our fund products. These increases were partially offset by higher stock-based compensation expense as a result of the Company's stock price appreciating 46% in the quarter, compared to 6% in the first quarter of last year.

Adjusted EBITDA was $5.6 million for the quarter, up $3.7 million from $1.9 million for the quarter ended March 31, 2025. Our adjusted EBITDA in the quarter benefited from higher average AUM on market value appreciation across the majority of our fund products.

16

Private strategies

	3 months ended

(In thousands $)	Mar. 31, 2026	Mar. 31, 2025

Management fees	4,321	4,646
Fund expenses	(50)	(54)
Direct payouts	(456)	(435)
Carried interest and performance fees	51,778	—
Carried interest and performance fee payouts - internal	(31,001)	—
Carried interest and performance fee payouts - external	(2,247)	—
Net fees	22,345	4,157

Finance income	1,572	990
Less: Carried interest and performance fees (net of payouts)	(18,530)	—
Total net revenues	5,387	5,147
Add: Carried interest and performance fees	51,778	—
Gain (loss) on investments	1,172	(333)
Fund expenses	50	54
Direct payouts	456	435
Total revenues	58,843	5,303

Net compensation	2,369	2,277
Direct payouts	456	435
Carried interest and performance fee payouts - internal	31,001	—
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans	36	—
Fund expenses	50	54
Carried interest and performance fee payouts - external	2,247	—
SG&A	475	438
Interest expense	1	2
Depreciation and amortization	13	12
Foreign exchange (gain) loss	(630)	66
Total expenses	36,018	3,284

Income before income taxes	22,825	2,019
Adjusted EBITDA	2,761	2,439
Adjusted EBITDA margin	51%	47%

Total AUM	2,002,968	2,185,132
Average AUM	2,109,769	2,286,688

3 months ended
Income before income taxes was $22.8 million for the quarter, up $20.8 million from $2 million for the quarter ended March 31, 2025. Our earnings in the quarter benefited from carried interest crystallization in our lending fund.

Adjusted EBITDA was $2.8 million for the quarter, up $0.3 million or 13% from $2.4 million for the quarter ended March 31, 2025. Our adjusted EBITDA in the quarter benefited from higher finance income generation in our co-investments.

17

Corporate
This segment is a cost center that provides capital, balance sheet management and shared services to the Company's subsidiaries.

	3 months ended

(In thousands $)	Mar. 31, 2026	Mar. 31, 2025

Gain (loss) on investments	13	20
Finance income	574	276
Total revenues	587	296

Net compensation	8,635	6,332
Impact of market value fluctuation and graded vesting amortization on cash-settled equity plans	19,001	318
SG&A	1,185	1,279
Interest expense	190	168
Depreciation and amortization	529	399
Foreign exchange (gain) loss	2,073	(34)
Total expenses	31,613	8,462

Income (loss) before income taxes	(31,026)	(8,166)
Adjusted EBITDA	(5,143)	(3,828)

3 months ended
•Net compensation increased primarily due to higher incentive compensation on increased net fee generation.

•Impact of market value fluctuation on cash-settled equity plans was higher in the quarter due to the Company's stock price appreciating 46% in the quarter, compared to 6% in the first quarter of last year. The Company issued 276,943 RSUs this year, down 72% from 976,550 RSUs of last year.

•SG&A was down slightly in the quarter primarily due to a decrease in technology costs.

18

Dividends
The following dividends were declared by the Company during the three months ended March 31, 2026:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
March 2, 2026 - Regular Dividend Q4 2025	March 17, 2026	$0.40	10,315
Dividends declared in 2026 (1)			10,315
(1) Subsequent to quarter-end, on May 5, 2026, a regular dividend of $0.40 per common share was declared for the quarter ended March 31, 2026. This dividend is payable on June 3, 2026 to shareholders of record at the close of business on May 19, 2026.

Capital stock
Total capital stock issued and outstanding was 25.8 million (December 31, 2025 - 25.8 million).
Earnings per share for the current and prior period have been calculated using the weighted average number of shares outstanding during the respective periods. Basic earnings per share was $1.13 for the quarter compared to $0.46 in the prior period. Diluted earnings per share was $1.13 for the quarter compared to $0.46 in the prior period. Diluted earnings per share reflects the dilutive effect of in-the-money stock options and outstanding restricted stock units.
A total of 12,500 stock options are outstanding (December 31, 2025 - 12,500) pursuant to our stock option plan with 0.1 years (December 31, 2025 - 0.4 years) remaining on their contractual life, all of which are exercisable.

19

Liquidity and capital resources
As at March 31, 2026, the Company had $173.9 million (December 31, 2025 - $123.4 million) of cash and cash equivalents. In addition, the Company had $59.3 million of co-investments (December 31, 2025 - $76.7 million) of which $26.7 million (December 31, 2025 - $35.5 million) can be monetized in less than 90 days (liquid co-investments).
As at March 31, 2026, the Company had $nil (December 31, 2025 - $nil) outstanding on its credit facility, which matures on August 8, 2028. As at March 31, 2026, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.
Key terms under the current credit facility are noted below:

Structure
•5-year, $75 million revolver with "bullet maturity" on August 8, 2028
Interest rate
•SOFR + 2.36%
Covenant terms
•Minimum AUM: $11.7 billion;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

Commitments
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at March 31, 2026, the Company had $nil in co-investment commitments in private strategies LPs due within one year (December 31, 2025 - $3 million) and $nil due after 12 months (December 31, 2025 - $nil).

20

Critical accounting estimates and significant judgments
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur. The Company’s material accounting policy information is described in Note 2 of the December 31, 2025 annual audited financial statements. Certain of these accounting policies require management to make key assumptions concerning the future and consider other sources of estimation uncertainty at the reporting date. These accounting estimates are considered critical because they require subjective and/or complex judgments that may have a material impact on the value of our assets, liabilities, revenues and expenses.

Critical accounting estimates

Impairment of goodwill and intangible assets

All indefinite life intangible assets and goodwill are reviewed for impairment quarterly and tested for impairment annually. Values associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, AUM and asset lives. These estimates require significant judgment regarding market growth rates and fund flow assumptions, which could affect the Company's future results if estimates of future performance and fair value change.

Significant judgments

Investments in other entities

IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture, financial instrument or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interest in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.

Fair value of financial instruments

When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions and volatility of underlying securities in warrant valuations. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.

21

Managing financial risks
Market risk
The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's on and off-balance sheet assets and liabilities will result in changes in carrying value or recoverable amounts. The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are correlated with AUM, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by the Company.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial assets and liabilities. The Company’s earnings, particularly through its private strategies segment, are exposed to volatility as a result of sudden changes in interest rates. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact the liquidity of the Company in instances where there is a translation from U.S. dollars to a different currency.
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result. Credit risk generally arises in the Company's investment portfolio.
Investments
The Company incurs credit risk when entering into, settling and financing transactions with counterparties. Management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately managed.
Other
The majority of receivables relate to management fees, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. These receivables are short-term in nature and any credit risk associated with them is managed by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's exposure to liquidity risk is minimal, as it maintains sufficient levels of liquid assets to meet its obligations as they come due. The Company has $173.9 million (December 31, 2025 - $123.4 million) of cash and cash equivalents. In addition, the Company has $59.3 million of co-investments (December 31, 2025 - $76.7 million) of which $26.7 million (December 31, 2025 - $35.5 million) can be monetized in less than 90 days (liquid co-investments). The Company also has access to a credit facility of $75 million with a major Canadian schedule I chartered bank.
The Company's exposure to liquidity risk as it relates to its co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting.

22

Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are generally short-term in nature and due within a year.
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due and ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis and through its broader treasury risk management program. To meet any liquidity shortfalls, actions taken by the Company could include, but are not limited to: drawing on the line of credit; slowing its co-investment activities; liquidating investments; and adjusting or otherwise temporarily suspending Annual Incentive Plan ("AIP") payments.
Concentration risk
As a natural consequence of our business strategy, a significant portion of the Company's AUM is focused on the precious metals and critical materials sectors. If such AUM declines, either because of declining market values or net outflows from the funds, our revenues would be adversely affected.

In addition, certain investments may be concentrated to a material degree, in a single position or group of positions, in precious metals and critical materials. Management takes into account a number of factors and is committed to several processes to ensure that the investment risk is appropriately managed, but the investments may decline due to declines in such sectors.

Disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR")
Management is responsible for the design and operational effectiveness of DC&P and ICFR in order to provide reasonable assurance regarding the disclosure of material information relating to the Company. This includes information required to be disclosed in the Company's annual filings, interim filings and other reports filed under securities legislation, as well as the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Our chief executive officer and chief financial officer, after evaluating the effectiveness of our DC&P and ICFR (as defined in the applicable U.S. and Canadian securities laws), concluded that the Company's DC&P and ICFR were properly designed and were operating effectively as at March 31, 2026. In addition, there were no material changes to ICFR during the quarter.

Managing non-financial risks
For details around other risks managed by the Company (e.g. confidentiality of information, conflicts of interest, etc.) refer to the
Company's annual report as well as the Annual Information Form available on EDGAR at www.sec.gov and SEDAR+ at
www.sedarplus.com.

Additional information relating to the Company, including the Company's Annual Information Form is available on EDGAR at www.sec.gov and SEDAR+ at www.sedarplus.com.

23

Consolidated Financial Statements

Three months ended March 31, 2026

24

Interim condensed consolidated balance sheets (unaudited)

As at		Mar. 31	Dec. 31
(In thousands of U.S. dollars)		2026	2025

Assets
Current
Cash and cash equivalents		173,932	123,444
Fees receivable		8,681	46,038
Short-term investments	(Notes 3 & 9)	633	640
Other assets	(Note 5)	12,656	14,261
Income taxes recoverable		1,100	3,357
Total current assets		197,002	187,740

Co-investments	(Notes 4 & 9)	59,298	76,697
Other assets	(Notes 5 & 9)	24,744	34,469
Property and equipment, net		20,803	21,280
Intangible assets	(Note 7)	180,056	183,116
Goodwill	(Note 7)	19,149	19,149
Deferred income taxes		3,219	3,328
		307,269	338,039
Total assets		504,271	525,779

Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities		13,343	13,552
Compensation payable		38,754	81,318
Income taxes payable		9,719	2,668
Total current liabilities		61,816	97,538

Other accrued liabilities		49,837	47,738
Deferred income taxes		12,572	13,258
Total liabilities		124,225	158,534

Shareholders' equity
Capital stock	(Note 8)	448,075	448,575
Contributed surplus	(Note 8)	34,515	35,057
Deficit		(14,546)	(33,449)
Accumulated other comprehensive loss		(87,998)	(82,938)
Total shareholders' equity		380,046	367,245
Total liabilities and shareholders' equity		504,271	525,779

Commitments and contingencies	(Note 13)

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

"Ronald Dewhurst"     "Graham Birch"
Director     Director

25

Interim condensed consolidated statements of operations and comprehensive income (unaudited)

		For the three months ended

		Mar. 31	Mar. 31
(In thousands of U.S. dollars, except for per share amounts)		2026	2025

Revenues
Management fees		81,538	39,989
Carried interest and performance fees		52,033	—
Commissions		5,822	286
Finance income		2,481	1,402
Gain (loss) on investments	(Notes 3, 4 and 5)	873	1,534
Co-investment income	(Note 6)	205	151
Total revenues		142,952	43,362

Expenses
Compensation	(Note 8)	86,071	19,597
Fund expenses		8,490	2,511
Selling, general and administrative		5,862	4,127
Interest expense		301	280
Depreciation of property and equipment		689	541
Foreign exchange (gain) loss		(401)	554
Total expenses		101,012	27,610

Income before income taxes		41,940	15,752
Provision for income taxes		12,722	3,795
Net income for the period		29,218	11,957

Net income per share:
Basic	(Note 8)	1.13	0.46
Diluted	(Note 8)	1.13	0.46

Net income for the period		29,218	11,957

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) (taxes of $Nil)		(5,060)	101
Total other comprehensive income (loss)		(5,060)	101
Comprehensive income		24,158	12,058

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

26

Interim condensed consolidated statements of changes in shareholders' equity (unaudited)

(In thousands of U.S. dollars, except for number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity

At Dec. 31, 2025		25,786,258	448,575	35,057	(33,449)	(82,938)	367,245
Shares released on equity incentive plans	(Note 8)	—	—	(542)	—	—	(542)
Shares acquired and canceled under normal course issuer bid	(Note 8)	(3,677)	(500)	—	—	—	(500)
Foreign currency translation gain (loss)		—	—	—	—	(5,060)	(5,060)
Dividends declared	(Note 10)	—	—	—	(10,315)	—	(10,315)
Net income		—	—	—	29,218	—	29,218
Balance, Mar. 31, 2026		25,782,581	448,075	34,515	(14,546)	(87,998)	380,046

At Dec. 31, 2024		25,814,859	450,127	36,267	(67,255)	(95,491)	323,648
Shares released on equity incentive plans	(Note 8)	—	—	(1,283)	—	—	(1,283)
Shares acquired and canceled under normal course issuer bid	(Note 8)	(13,215)	(552)	—	—	—	(552)
Foreign currency translation gain (loss)		—	—	—	—	101	101
Stock-based compensation	(Note 8)	—	—	18	—	—	18
Dividends declared		—	—	—	(7,744)	—	(7,744)
Net income		—	—	—	11,957	—	11,957
Balance, Mar. 31, 2025		25,801,644	449,575	35,002	(63,042)	(95,390)	326,145

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

27

Interim condensed consolidated statements of cash flows (unaudited)

	For the three months ended

	Mar. 31	Mar. 31
(In thousands of U.S. dollars)	2026	2025

Operating activities
Net income for the period	29,218	11,957
Add (deduct) non-cash items:
(Gain) loss on investments	(873)	(1,534)
Stock-based compensation	—	18
Depreciation of property and equipment	689	541
Deferred income tax expense	(424)	993
Current income tax expense	13,146	2,802
Other items	(18)	—
Income taxes paid	(3,743)	(10,854)
Changes in:
Fees receivable	37,357	9,498
Other assets	13,310	1,477
Accounts payable, accrued liabilities and compensation payable	(44,300)	(761)
Cash provided by (used in) operating activities	44,362	14,137

Investing activities
Purchase of investments	—	(852)
Sale of investments	18,227	5,817
Purchase of property and equipment	(542)	(592)
Cash provided by (used in) investing activities	17,685	4,373

Financing activities
Acquisition of common shares under normal course issuer bid	(500)	(552)
Repayment of lease liabilities	(373)	(253)
Contributions from non-controlling interest	2,072	449
Dividends paid	(10,315)	(7,744)
Cash provided by (used in) financing activities	(9,116)	(8,100)
Effect of foreign exchange on cash balances	(2,443)	(1,376)
Net increase (decrease) in cash and cash equivalents during the period	50,488	9,034
Cash and cash equivalents, beginning of the period	123,444	46,834
Cash and cash equivalents, end of the period	173,932	55,868
Cash and cash equivalents:
Cash	168,533	51,502
Short-term deposits	5,399	4,366
	173,932	55,868

The accompanying notes form part of the unaudited interim condensed consolidated financial statements

28

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2026 and 2025
1 Corporate information
Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 Summary of material accounting policy information
Statement of compliance
These unaudited interim condensed consolidated financial statements ("interim financial statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") in effect as at March 31, 2026 as issued by the International Accounting Standards Board ("IASB").
Compliance with IFRS requires the Company to exercise judgment and make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgments and estimates are described in Note 2 of the December 31, 2025 annual audited consolidated financial statements and have been applied consistently to the interim financial statements as at and for the three months ended March 31, 2026.
The interim financial statements have been authorized for issue by a resolution of the board of directors of the Company on May 5, 2026.
Basis of presentation
These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for certain financial instruments classified as fair value through profit or loss ("FVTPL") and which are measured at fair value to the extent required or permitted under IFRS and as set out in the relevant accounting policies. The interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.
Principles of consolidation
These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared for the same reporting period as the Company and are based on accounting policies consistent with that of the Company.
The Company consolidates interest in its funds or subsidiaries if the Company has control over the entity. Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.
The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the co-investment income line of the consolidated statements of operations and comprehensive income.

29

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2026 and 2025
The Company currently controls the following principal subsidiaries:
•Sprott Asset Management LP ("SAM");
•Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;
•Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp. ("SRSR"); and
•Sprott Resource Lending Corp. ("SRLC")

Other accounting policies
All other accounting policies, judgments, and estimates described in the December 31, 2025 annual audited consolidated financial statements have been applied consistently to the interim financial statements unless otherwise noted.
Future Changes in Accounting Policies
IFRS 18 Presentation and disclosure in financial statements ("IFRS 18")
In April 2024, the International Accounting Standards Board (IASB) issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces changes with how an entity presents its consolidated statement of operations, including mandatory totals and subtotals, as well as classification of income and expenses into five categories: operating, investing, financing, income taxes and discontinued operations. IFRS 18 also requires additional disclosure around management-defined performance measures.
IFRS 18 is effective for the Company’s fiscal year beginning on January 1, 2027 and will be applied retrospectively. The Company is currently assessing the impacts of the conversion to IFRS 18.

30

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2026 and 2025
3 Short-term investments
Primarily consist of equity investments in public entities the Company receives as consideration during private strategies, managed equities and broker-dealer activities (in thousands $):

	Classification and measurement criteria	Mar. 31, 2026	Dec. 31, 2025

Public equities and share purchase warrants	FVTPL	633	640
Total short-term investments		633	640

Gains (losses) on financial assets and liabilities classified at FVTPL of $nil for the three months ended March 31, 2026 (March 31, 2025 - $nil) are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4 Co-investments
Consists of the following (in thousands $):

	Classification and measurement criteria	Mar. 31, 2026	Dec. 31, 2025

Co-investments in funds	FVTPL	59,298	76,697
Total co-investments		59,298	76,697

Gains (losses) on co-investments of $0.9 million for the three months ended March 31, 2026 (March 31, 2025 - $1.5 million) are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

31

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2026 and 2025
5 Other assets and non-controlling interest
Other assets
Consist of the following (in thousands $):

	Mar. 31, 2026	Dec. 31, 2025

Assets attributable to non-controlling interest	18,985	16,918
Fund recoveries and investment receivables	9,072	10,312
Private holdings (1)	4,239	4,311
Prepaid expenses	3,851	4,145
Other (2)	1,253	1,232
Advance on unrealized carried interest	—	11,812
Total other assets	37,400	48,730
(1) Private holdings are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.
(2) Includes miscellaneous third-party receivables.

Non-controlling interest assets and liabilities
Non-controlling interest consists of third-party interest in the Company's co-investments that are consolidated. Assets attributable to non-controlling interest represent the underlying investments in the funds. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Mar. 31, 2026	Dec. 31, 2025

Assets	18,985	16,918
Liabilities - current (1)	(24)	(29)
Liabilities - long-term (1)	(18,961)	(16,889)
(1) Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

32

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2026 and 2025
6 Co-investment income

	For the three months ended
	Mar. 31, 2026	Mar. 31, 2025

Co-investment income	205	151
Income attributable to non-controlling interest	2,407	758
Expense attributable to non-controlling interest	(2,407)	(758)
Total co-investment income	205	151

33

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2026 and 2025
7 Goodwill and intangible assets
Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Total
Cost
At Dec. 31, 2024	132,251	168,254	300,505
Additions (1)	—	6,468	6,468
Net exchange differences	—	8,394	8,394
At Dec. 31, 2025	132,251	183,116	315,367
Net exchange differences	—	(3,060)	(3,060)
At Mar. 31, 2026	132,251	180,056	312,307

Impairment
At Dec. 31, 2024	(113,102)	—	(113,102)
Impairment charge for the year	—	—	—
At Dec. 31, 2025	(113,102)	—	(113,102)
Impairment charge for the period	—	—	—
At Mar. 31, 2026	(113,102)	—	(113,102)

Net book value at:
At Dec. 31, 2025	19,149	183,116	202,265
At Mar. 31, 2026	19,149	180,056	199,205
(1) See "Indefinite life fund management contracts" on page 35 for more details.

34

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2026 and 2025
Goodwill
The Company has identified 4 cash generating units ("CGU") as follows:
•Exchange listed products
•Managed equities
•Private strategies
•Corporate
As at March 31, 2026, the Company had allocated $19.1 million (December 31, 2025 - $19.1 million) of goodwill between the exchange listed products CGU ($17.9 million) and the managed equities CGU ($1.2 million). Goodwill was allocated on a relative value approach basis.
Indefinite life fund management contracts
As at March 31, 2026, the Company had indefinite life intangibles related to fund management contracts of $180.1 million (December 31, 2025 - $183.1 million). These contracts are held within the exchange listed products and managed equities CGUs. The addition of $6.5 million in the second quarter of the previous year was related to the remeasurement of a provision related to a historical acquisition.
Impairment assessment of goodwill and indefinite life fund management contracts
In the normal course, goodwill and indefinite life fund management contracts are tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. There were no indicators of impairment in either the exchange listed products or the managed equities CGUs as at March 31, 2026.

35

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2026 and 2025
8 Shareholders' equity
Capital stock and contributed surplus
The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2024	25,814,859	450,127
Shares acquired and canceled under normal course issuer bid	(28,601)	(1,552)
At Dec. 31, 2025	25,786,258	448,575
Shares acquired and canceled under normal course issuer bid	(3,677)	(500)
At Mar. 31, 2026	25,782,581	448,075
Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2024	36,267
Released on equity incentive plans	(1,283)
Stock-based compensation	73
At Dec. 31, 2025	35,057
Released on equity incentive plans	(542)
At Mar. 31, 2026	34,515

36

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2026 and 2025
Equity incentive plans
The Company granted 276,943 cash-settled RSUs during the three months ended March 31, 2026 (three months ended March 31, 2025 - 976,550) that will vest up to three years assuming the vesting criteria is met.
There are 12,500 options outstanding (December 31, 2025 - 12,500) with a weighted average exercise price of CAD$27.30 and 0.1 years (December 31, 2025 - 0.4 years) remaining on their contractual life.
The Company recorded stock-based compensation of $34.7 million during the three months ended March 31, 2026 (three months ended March 31, 2025 - $6.3 million).

Basic and diluted earnings per share
The following table presents the calculation of basic and diluted earnings per common share:

	For the three months ended
	Mar. 31, 2026	Mar. 31, 2025

Numerator (in thousands $):
Net income - basic and diluted	29,218	11,957

Denominator (number of shares in thousands):
Weighted average number of common shares	25,786	25,811
Weighted average number of common shares - basic	25,786	25,811
Weighted average number of dilutive stock options	13	13
Weighted average number of unvested shares under equity incentive plan	—	5
Weighted average number of common shares - diluted	25,799	25,829

Net income per common share
Basic	1.13	0.46
Diluted	1.13	0.46

37

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2026 and 2025
Capital management
The Company's objectives when managing capital are:
•to meet regulatory requirements and other contractual obligations;
•to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns to shareholders;
•to provide financial flexibility to fund possible acquisitions;
•to provide adequate seed capital for the Company's new product offerings; and
•to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.
The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SAM is a registrant of the Ontario Securities Commission ("OSC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are registered with the U.S. Securities and Exchange Commission ("SEC") . As at March 31, 2026 and 2025, all entities were in compliance with their respective capital requirements.

38

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2026 and 2025
9     Fair value measurements
The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at March 31, 2026 and December 31, 2025 (in thousands $).

Short-term investments

Mar. 31, 2026	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	578	55	—	633
Total recurring fair value measurements	578	55	—	633

Dec. 31, 2025	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	578	62	—	640
Total recurring fair value measurements	578	62	—	640

Co-investments

Mar. 31, 2026	Level 1	Level 2	Level 3	Total

Co-investments (1)	13,512	45,786	—	59,298
Total recurring fair value measurements	13,512	45,786	—	59,298

Dec. 31, 2025	Level 1	Level 2	Level 3	Total

Co-investments (1)	14,735	61,962	—	76,697
Total recurring fair value measurements	14,735	61,962	—	76,697
(1) Co-investments also include investments made in funds which the Company consolidates that directly hold publicly traded equities, precious metals or critical materials.

39

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2026 and 2025
Other assets

Mar. 31, 2026	Level 1	Level 2	Level 3	Total

Private holdings	—	—	4,239	4,239
Assets attributable to non-controlling interest	—	18,985	—	18,985
Total recurring fair value measurements	—	18,985	4,239	23,224

Dec. 31, 2025	Level 1	Level 2	Level 3	Total

Private holdings	—	—	4,311	4,311
Assets attributable to non-controlling interest	—	16,918	—	16,918
Total recurring fair value measurements	—	16,918	4,311	21,229

The following tables provides a summary of changes in the fair value of level 3 financial assets (in thousands $):
Short-term investments

Changes in the fair value of Level 3 measurements - Mar. 31, 2026
	Dec. 31, 2025	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Mar. 31, 2026
Share purchase warrants	—	—	—	—	—
Total	—	—	—	—	—

	Changes in the fair value of Level 3 measurements - Dec. 31, 2025
	Dec. 31, 2024	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2025
Share purchase warrants	6	—	—	(6)	—
Total	6	—	—	(6)	—

40

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2026 and 2025
Other assets

	Changes in the fair value of Level 3 measurements - Mar. 31, 2026
	Dec. 31, 2025	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Mar. 31, 2026
Private holdings	4,311	—	—	(72)	4,239
Total	4,311	—	—	(72)	4,239

	Changes in the fair value of Level 3 measurements - Dec. 31, 2025
	Dec. 31, 2024	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2025
Private holdings	4,371	—	—	(60)	4,311
Total	4,371	—	—	(60)	4,311

During the three months ended March 31, 2026, the Company transferred public equities of $nil (December 31, 2025 - $nil) from level 2 to level 1 within the fair value hierarchy.
The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities, precious metals and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Co-investments	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s level 3 securities consist of private holdings and share purchase warrants. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include gray market financing prices, volatility and discount rates. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.2 million (December 31, 2025 - $0.2 million).
Included in compensation payable and other accrued liabilities are liabilities related to stock-based compensation of $49.9 million (December 31, 2025 - $76.2 million) which are carried at fair value based on the underlying stock price of Sprott Inc. shares.

Financial instruments not carried at fair value
The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities, other accrued liabilities and compensation payable excluding the above mentioned stock-based compensation payable represent a reasonable approximation of fair value as they are short term in nature.

41

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2026 and 2025
10     Dividends
The following dividends were declared by the Company during the three months ended March 31, 2026:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
March 2, 2026 - Regular Dividend Q4 2025	March 17, 2026	$0.40	10,315
Dividends declared in 2026 (1)			10,315
(1) Subsequent to quarter-end, on May 5, 2026, a regular dividend of $0.40 per common share was declared for the quarter ended March 31, 2026. This dividend is payable on June 3, 2026 to shareholders of record at the close of business on May 19, 2026.

11     Segmented information
For management purposes, the Company is organized into business units based on its products, services and geographical locations and has four reportable segments as follows:
•Exchange listed products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded equity investment strategies;
•Managed equities (reportable), which provides management services to the Company's active equity investment strategies;
•Private strategies (reportable), which provides management services to the Company's lending and streaming investment strategies;
•Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries; and
•All other segments (non-reportable), which do not meet the definition of reportable segments per IFRS 8.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), stock-based compensation, severance, new hire accruals and other, foreign exchange (gain) loss, carried interest and performance fees and carried interest and performance fee payouts (adjusted EBITDA).
Adjusted EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.
Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

42

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2026 and 2025
The following tables present the operations of the Company's segments (in thousands $):
For the three months ended March 31, 2026

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	67,677	15,638	58,843	587	207	142,952
Total expenses	21,967	11,428	36,018	31,613	(14)	101,012
Income (loss) before income taxes	45,710	4,210	22,825	(31,026)	221	41,940
Adjusted EBITDA	54,507	5,597	2,761	(5,143)	168	57,890

For the three months ended March 31, 2025

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	29,143	8,784	5,303	296	(164)	43,362
Total expenses	8,594	6,635	3,284	8,462	635	27,610
Income (loss) before income taxes	20,549	2,149	2,019	(8,166)	(799)	15,752
Adjusted EBITDA	21,655	1,893	2,439	(3,828)	(258)	21,901

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended
	Mar. 31, 2026	Mar. 31, 2025
Canada	133,346	36,871
United States	9,606	6,491
	142,952	43,362

43

SPROTT INC.
Notes to the interim condensed consolidated financial statements (unaudited)
For the three months ended March 31, 2026 and 2025
12     Loan facility
As at March 31, 2026, the Company had $nil (December 31, 2025 - $nil) outstanding on its credit facility, which matures on August 8, 2028. As at March 31, 2026, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.
Key terms under the current credit facility are noted below:
Structure
•5-year, $75 million revolver with "bullet maturity" on August 8, 2028
Interest rate
•SOFR + 2.36%
Covenant terms
•Minimum AUM: $11.7 billion;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

13     Commitments and contingencies
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at March 31, 2026, the Company had $nil in co-investment commitments in private strategies LPs due within one year (December 31, 2025 - $3 million) and $nil due after 12 months (December 31, 2025 - $nil).

44

Corporate Information

Head Office
Sprott Inc.
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2600
Toronto, Ontario M5J 2J1, Canada
416.943.8099
1.855.943.8099

Directors & Officers
Ronald Dewhurst, Chairman
Graham Birch, Director
Barbara Connolly Keady, Director
Judith W. O’Connell, Director
Catherine Raw, Director
Dinaz Dadyburjor, Director
Whitney George, Chief Executive Officer & Director
Ryan McIntyre, President
Kevin Hibbert, Co-Chief Operating Officer & CFO
Arthur Einav, Co-Chief Operating Officer & General Counsel

US Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, NY 10004-1561
212.509.4000
www.continentalstock.com

Canadian Transfer Agent and Registrar
TSX Trust Company
301 - 100 Adelaide St. West
Toronto, Ontario, Canada M5H 4H1
Toll Free: 866.600.5869
www.tsxtrust.com

Legal Counsel
Stikeman Elliot LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario M5L 1B9

Auditors
KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, Ontario M5H 2S5

Investor Relations
Shareholder requests may be directed to
Investor Relations by e-mail at ir@sprott.com
or via telephone at 416.943.8099
or toll free at 1.855.943.8099

Stock Information
Sprott Inc. common shares are traded on the New York Stock Exchange and Toronto Stock Exchange under the symbol “SII”

Annual General Meeting Wednesday, May 6, 2026 at 12pm

45